UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number:

Paragon Shipping Inc.
(Translation of registrant’s name into English)

Voula Center, 102-104 V. Pavlou Street, Voula 16673, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Paragon Shipping Inc. (the “Company”) dated August 9, 2007, announcing the pricing of the public offering of 10,300,000 Class A Common Shares.

Exhibit 1

For Immediate Release

PARAGON SHIPPING INC. PRICES PUBLIC OFFERING

ATHENS, Greece, August 9, 2007 – Paragon Shipping Inc. announced today that its public offering of 10,300,000 Common Shares has been priced at $16.00 per share.  In addition, the underwriters have been granted a 30-day option to purchase up to an additional 1,060,453 Common Shares from the Company and an additional 484,547 Common Shares from certain selling shareholders to cover over-allotments.

The Common Shares will be quoted on the Nasdaq Global Market under the symbol “PRGN” and are expected to begin trading on August 10, 2007.

The Company owns and operates a fleet of three Panamax and three Handymax drybulk carriers and has contracted to acquire three additional drybulk carriers, all of which are scheduled to be delivered by September 15, 2007.  The net proceeds of the offering will be used, together with bank borrowings, to pay the purchase prices for these vessels.

The joint book-running managers for the offering were UBS Investment Bank and Morgan Stanley.  Cantor Fitzgerald & Co. and Dahlman Rose & Company acted as co-managers.

The offering is being made only by means of a prospectus filed with the Securities and Exchange Commission.  Copies of the prospectus may be obtained from:

UBS Investment Bank at 299 Park Avenue, New York, New York 10171,
Attention: Prospectus Department: 1 (212) 821-3884.

Morgan Stanley, Prospectus Department, 180 Varick Street 2/F, New York, NY 10014, 1 (866) 718-1649, or by email at prospectus@morganstanley.com.

A registration statement relating to these securities was declared effective by the Securities and Exchange Commission on August 9, 2007.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Paragon Shipping Inc.

Paragon Shipping Inc. is an Athens, Greece-based international shipping company specializing in the transportation of drybulk cargoes. The Company’s current fleet consists of six vessels with a total carrying capacity of 354,947 deadweight tons.

Contact:
Christopher Thomas
Chief Financial Officer
Paragon Shipping Inc.
Voula Center
102-104 V. Pavlou St.
GR 166 73
Voula, Greece
Tel: +30 (210) 8914 640

Scot Hoffman
FD
Tel: +1(212) 850-5617

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ship Finance International Limited

Dated:  August 9, 2007                                           By /s/   Christopher J. Thomas
Name:  Christopher J. Thomas
Title:    Chief Financial Officer

SK 25744 0001 801463